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Women-ledFamily-friendy
ROUX

Cajun / Southern Restaurant

3001 Harvest Hills Ave
Williston, ND 58801
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INVESTMENT OPPORTUNITY
ROUX is seeking investment to open location, purchase of equipment & inventory.
First LocationRenovating Location
Profile
Pitch
Data
Discussion
The Team
Lindsey Bradshaw
Owner

Hi all, Lindsey here. I'm so excited to be working to the goal of opening my cajun restaurant in North Dakota. I have over 15 years in large corporate office management roles. After leaving corporate America, I went on to manage small bars and restaurants in the Louisiana area. I have two grandchildren I am raising alongside my husband and would love to start a family legacy that can be passed down to them in time.

Business Overview

NOLA will bring a taste of New Orleans into the community of Williston, North Dakota. My restaurant will be a family friendly fun atmosphere offering gumbos, etouffee's, various types of seafood dishes, boudin, specialty desserts, loaded stuffed potatoes, salads, burgers, steaks and daily lunch specials. The restaraunt will currently seat 35 at capacity, due to COVID restrictions and social distancing, but will offer carry-out, delivery services and catering, as well. Read more

This is a preview. It will become public when you start accepting investment.

A little over a year ago, I advertised my authentic cajun cuisine to members of my community on a social network platform, receiving rave reviews and excitement about the food I prepare and offer. I have made several thousand dollars being a home chef providing my cajun food to customers who order meals to go. I'm excited about this opportunity to bring a new restaurant concept into a community of very few restaurant options, as well as the community I will be serving after polling my idea concept on social media receiving about a 90% desire to see my concept come into the community.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$20,000

TARGET

$50,000

MAXIMUM

This investment round closes on November 18, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Deposit & First Month's Rent $3,000
Equipment $5,000
Remodelling $5,000
Marketing $2,000
Working Capital $3,800
Mainvest Compensation $1,200
Total $20,000
Summary of Terms
Legal Business Name Cajun Spice
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 1.2%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2026
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,131,500	$1,244,650	$1,331,775	$1,398,363	$1,440,313
Cost of Goods Sold	$883,984	$972,382	$1,040,448	$1,092,469	$1,125,242
Gross Profit	$247,516	$272,268	$291,327	$305,894	$315,071

EXPENSES

Rent	$23,328	$23,911	$24,508	$25,120	$25,748
Utilities	$28,200	$28,905	$29,627	$30,367	$31,126
Salaries	$57,600	$63,360	$67,795	$71,184	$73,319
Insurance	$2,100	$2,152	$2,205	$2,260	$2,316
Repairs & Maintenance	$4,500	$4,612	$4,727	$4,845	$4,966
Advertising/Marketing	$2,400	$3,690	$3,782	$3,876	$3,972
Operating Profit	$129,388	$145,638	$158,683	$168,242	$173,624

This information is provided by ROUX. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Cajun Spice's fundraising. However, Cajun Spice may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of ROUX to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

ROUX operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

ROUX is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. ROUX competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from ROUX's core business or the inability to compete successfully against the with other competitors could negatively affect ROUX's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in ROUX's management or vote on and/or influence any managerial decisions regarding ROUX. Furthermore, if the founders or other key personnel of ROUX were to leave ROUX or become unable to work, ROUX (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which ROUX and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, ROUX is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

ROUX might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If ROUX is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt ROUX

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect ROUX's financial performance or ability to continue to operate. In the event ROUX ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither ROUX nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

ROUX will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and ROUX is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although ROUX will carry some insurance, ROUX may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, ROUX could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect ROUX's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of ROUX's management will coincide: you both want ROUX to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want ROUX to act conservative to make sure they are best equipped to repay the Note obligations, while ROUX might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If ROUX needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with ROUX or management), which is responsible for monitoring ROUX's compliance with the law. ROUX will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if ROUX is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if ROUX fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of ROUX, and the revenue of ROUX can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of ROUX to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

ROUX is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent ROUX is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by ROUX. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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